UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Telecom Italia S.p.A.
(Name of Issuer)
Ordinary shares, nominal value euro 0.55 par value each
(Title of Class of Securities)
87927W10
(CUSIP Number)
Lucila Rodriguez Jorge
Telefónica, S.A.
28050 Madrid, Spain
Telephone: (+34) 91 4823734
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87927W10

1	NAMES OF REPORTING PERSONS TELEFÓNICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		[None]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,003,586,907*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		[None]

WITH	10	SHARED DISPOSITIVE POWER

3,003,586,907*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,003,586,907*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* 3,003,586,907 is the total number of Telecom Italia S.p.A. shares owned by Telco S.p.A., representing approximately 22.4% of Telecom Italia S.p.A.’s share capital. However, Telefónica, S.A. only owns 46.18% of Telco S.p.A.

CUSIP No.	87927W10
SCHEDULE 13D
This Amendment No. 4 (this “Amendment”) amends the statement on Schedule 13D, dated October 31, 2007, and as subsequently amended (the “Schedule 13D”), filed by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A. (the “Telecom Italia Shares”), a company incorporated under the laws of the Republic of Italy (“Telecom Italia”). Except as expressly provided, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule 13D.
Introduction
As previously described in Amendments No. 2 and No. 3 to Schedule 13D (filed on November 23, 2009 and December 29, 2009, respectively, by Telefónica), the terms of SI’s exit from Telco were approved on November 26, 2009 and the SI Exit Transaction was concluded on December 22, 2009.
In addition, on December 22, 2009, the Non-Exiting Shareholders and Telco entered into a framework agreement (the “Framework Agreement”) pursuant to which the Non-Exiting Shareholders agreed, among other things, to take certain actions and enter into certain transactions in order to permit Telco: (a) to comply with its obligations under its existing credit facilities and (b) to refinance its financial indebtedness maturing in January 2010.
Consistent with the Framework Agreement, on January 11, 2010, Telco entered into a euro 1.3 bilion loan agreement (the “New Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “Senior Lenders”). The New Refinancing Facility matures on May 31, 2012 and is guaranteed by a pledge (the “Pledge”) in favor of the Senior Lenders over certain Telecom Italia Shares held by Telco (the “Pledged Shares”).
Also on January 11, 2010, in connection with the New Refinancing Agreement, the Non-Exiting Shareholders entered into an amendment agreement to the New Shareholders Agreement (the “Amendment Agreement”) pursuant to which the Non-Exiting Shareholders: (i) confirmed that each Non-Exiting Shareholder would endeavor to provide financial support to Telco on a pro rata basis (in proportion to its respective shareholding in Telco); (ii)  established the terms and conditions upon which each Non-Exiting Shareholders may provide such support by means of cash injection (a “Cash Injection”) if necessary under the New Refinancing Facility; and (iii) established the terms and conditions that would govern the Non-Exiting Shareholders’ option to acquire the Pledged Shares from the Senior Lenders (the “Call Option”) to prevent the appropriation or sale by the Senior Lenders of the Pledged Shares. Further, on January 11, 2010, the terms of the Call Option were agreed between the Non-Exiting Shareholders and the Senior Lenders in a separate option agreement (the “Option Agreement”). A copy of the Amendment Agreement is filed as Exhibit 20 hereto, a copy of the Option Agreement is filed as Exhibit 21 hereto and a copy of the Telco press release announcing the events described above, dated January 11, 2010, is filed as Exhibit 22 hereto.

CUSIP No.	87927W10
Items 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.
AMENDMENT AGREEMENT
The description of the Amendment Agreement in the Introduction to this Amendment No. 4 is incorporated herein by reference.
Pursuant to the Amendment Agreement the Non-Exiting Shareholders (i) confirmed that each on-Exiting Shareholders would endeavor to provide financial support to Telco on a pro rata basis (in proportion to its respective shareholding in Telco); (ii) established the terms and conditions upon which each Non-Exiting Shareholder may provide such support by means of a Cash Injection if necessary under the New Refinancing Facility; and (iii) established the terms and conditions that would govern the Call Option in the event that the Cash Injection is not fully covered and as a result of this, the Senior Lenders activate the appropriation or sale of the Pledged Shares.
Cash Injections will be made by means of a shareholders’ loan or by any other means mutually agreed within the timeframe provided for under the New Refinancing Agreement to prevent the Senior Lenders from acquiring any of the Pledged Shares by enforcing the Pledge. Each Non-Exiting Shareholder is allowed to propose to finance its pro-rata share Cash Injection through the purchase of bonds issued by Telco, and, possibly, to the extent practicable within the above mentioned timeframe, through a fully funded bridge loan.
If one or more Non-Exiting Shareholders refuses to provide its pro-rata share Cash Injection (such Non-Exiting Shareholder, a “Dissenting Shareholder”), the other Non-Exiting Shareholders (the “Supporting Shareholders”) may fund the shortfall pro-rata among themselves in the same proportion as their respective shareholdings in Telco. If, however, the Dissenting Shareholder is a holder of Telco Class A shares, the corresponding right to cover its Cash Injection is granted only to, and may be exercised only by, other Supporting Shareholders that hold Telco Class A shares.
If the Senior Lenders activate the appropriation or sale of the Pledged Shares, the Supporting Shareholders may exercise the Call Option granted under the Option Agreement on such Pledged Shares that the Senior Lenders may have the right to appropriate (the “Subject Shares”) pro-rata among themselves in the same proportion as their respective shareholdings in Telco as of the date of exercise of the Call Option. Any Subject Shares for which the Call Option has not been exercised by one or more Non-Exiting Shareholders (a “Non-Exercising Shareholder”) may be acquired: (i) by another Supporting Shareholder holding Telco shares of the same class as the Telco shares held by such Non-Exercising Shareholder, and (ii) if the applicable Subject Shares are not acquired pursuant to (i), any Supporting Shareholder holding Telco shares of the other class may acquire such Subject Shares.
The foregoing summary of certain material provisions of the Amendment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 20 hereto.

CUSIP No.	87927W10
OPTION AGREEMENT
Pursuant to the Option Agreement the Senior Lenders will provide written notice to the Non-Exiting Shareholders of any enforcement of the Pledge under the New Facility Agreement (the “Enforcement Notice”). Together with the Enforcement Notice, the Senior Lenders will also deliver to the Non-Exiting Shareholders a written notice (the “Calculation Notice”) stating (i) the aggregate outstanding amount plus interest accrued and to accrue and any other costs and expenses, including enforcement costs under the New Refinancing Facility; (ii) the price at which the Senior Lenders can appropriate the Pledged Shares by enforcing the Pledge (i.e. for listed Subject Shares, as hereinafter defined, the average market price for the prior 5 business days) (the “Enforcement Price”), and (iii) the number of Pledged Shares that the Senior Lenders may have the right to appropriate pursuant to the Pledge.
Each Non-Exiting Shareholder is entitled to acquire from the Senior Lenders the Subject Shares at a price per Subject Share equal to the higher of (i) the aggregate outstanding amount plus interest accrued and to accrue and any other costs and expenses, including enforcement costs under the New Refinancing Facility divided by the aggregate number of the Subject Shares, and (ii) the Enforcement Price.
Non-Exiting Shareholders may exercise the Call Option exclusively for the exact amount of Subject Shares by delivery to the Senior Lenders and the other Non-Exiting Shareholders of a written notice (the “Exercise Notice”), no later than five business days after receipt of the Calculation Notice, provided, however, that if there is a discrepancy in the aggregate number of Subject Shares reported on the Exercise Notices, the Non-Exiting Shareholders that have delivered Exercise Notices are entitled to cure, within one business day, such mistake.
The foregoing summary of certain material provisions of the Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 21 hereto.
Item 7. Materials to be Filed as Exhibits.

Exhibit 20:
Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 21:
Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca — Banca di Credito Finanziario S.p.A. as shareholders.

Exhibit 22:	Telco S.p.A. press release, dated January 11, 2010

CUSIP No.	87927W10
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 26 , 2010

TELEFÓNICA, S.A.
By:	/s/ María Luz Medrano Aranguren
	Name:	María Luz Medrano Aranguren
	Title:	Group General Vice Counsel

CUSIP No.	87927W10
Exhibit Index

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecom Italiamunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. prior to November 19, 2007 (See exhibit 99.13) (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15
Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.*

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.18	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation).*

99.19	Telco S.p.A. press release, dated December 22, 2009.*

CUSIP No.	87927W10

Exhibit No.

99.20
Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

99.21
Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca — Banca di Credito Finanziario S.p.A. as shareholders.

99.22	Telco S.p.A. press release, dated January 11, 2010

*	Previously filed.